Annual Report

VIEW FORM C

BE ADVISED

This filing will not be reviewed by Wefunder.
The information below will be submitted to the SEC on your behalf.

Cover Page

Name of issuer:

WinSanTor, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 12/28/2011

Physical address of issuer:

7220 Trade St. #370
San Diego CA 92121

Website of issuer:

http://www.winsantor.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$35,500.00	$116,234.00
Cash & Cash Equivalents:	$31,888.00	$109,627.00
Accounts Receivable:	$0.00	$1,577.00
Short-term Debt:	$1,386,502.00	$220,465.00
Long-term Debt:	$325,000.00	$0.00
Revenues/Sales:	$1,181,568.00	$1,558,270.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	($70,923.00)	($168,163.00)
Net Income:	$2,124,767.00	$870,392.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   WinSanTor, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lakshmi Kotra	Professor	University of Toronto	2011
Stanley Kim	Executive	WinSanTor	2011
Paul Fernyhough	Professor	University of Manitoba	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Angela Hansen	VP Regulatory	2014
Stanley Kim	CEO	2011
Andrew Albertson	Treasurer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lakshmi Kotra	4200000.0 Common Stock	24.21
Nigel Calcutt	4200000.0 Common Stock	24.21
Paul Fernyhough	4200000.0 Common Stocks	24.21

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other

through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical product. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our

other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	1,425,000	1,013466	No
Common Stock	30,000,000	15,468,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,875,000

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	07/31/18
Amount	$175,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$50,000,000.00
Maturity date	07/31/20

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$113	General operations
5/2017	Regulation D, Rule 506(b)	Preferred stock	$1,377,939	General operations
7/2018	Regulation A+	Convertible Note	$175,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Peripheral neuropathy (PN) is one of the most significant unmet needs today, affecting 1 in 15 in the U.S. PN is the dying of nerves caused by many major diseases or injuries, e.g., diabetes, cancer/chemo, HIV, and genetic diseases. There is currently no treatment, only pain drugs that reduce all feeling. We are now in trials showing that we may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

We are impatient. We are exploiting every strategy, mechanism, and regulation to accelerate approval of our drugs, including recycling a previously approved safe drug. Phase 1 is complete, and we are now starting phase 2. Our goal is to get drug approval in the U.S. by 2022 and perhaps sooner elsewhere. And by focusing on patient impact rather than the bottom line, we believe we're creating a new sustainable model for pharma companies based on patient need, not just money.

Milestones

WinSanTor, Inc. was incorporated in the State of Delaware in December 2011.

Since then, we have:

- CEO's prior two companies were acquired by Qualcomm and Apple, with technologies now standards in the industry.

- Over $25M of non-dilutive funding (peer-reviewed grants rewarding innovation and results) has driven the research and development.

- Extensive evidence, including a proof-of-concept study in humans, showing a reversal of PN through 1) nerve regrowth, 2) reduced symptoms including pain, and 3) return of quality-of-life to patients.

- We are now in the middle of Phase 2 early efficacy studies in several sites in Canada, with the first of these sites funded by the Canadian government.

- The active ingredient in our drug is a historically safe drug used for 30+ years that is being 'recycled' to get to patients faster - increasing safety and lowering development cost and time.

- Assemblage of nearly every stakeholder in diabetic peripheral neuropathy (DPN): clinicians, researchers, non-profits, governments, and, critically, patients.

- To date, we have no venture financing. We received several peer reviewed (results oriented) grants in 2019 that mitigated our reliance on venture funding. This was supplemented by WeFunder and a RegD investment.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2018, the Company had revenues of $1,181,568 compared to the year ended December 31, 2017, when the Company had revenues of $1,558,270. Our gross margin was 100.0% in fiscal year 2018, compared to 100.0% in 2017.
Assets. As of December 31, 2018, the Company had total assets of $35,500, including $31,888 in cash. As of December 31, 2017, the Company had $116,234 in total assets, including $109,627 in cash.
Net Loss. The Company has had net losses of $2,124,767 and net losses of $870,392 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
Liabilities. The Company's liabilities totaled $1,711,502 for the fiscal year ended December 31, 2018 and $220,465 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

As of December 31, 2018, the company has been financed with $1,738,747 in equity and $325,000 in convertibles.

We used the proceeds of this round as set forth in this Form C under "Use of Funds".

We are currently raising additional financing in excess of the proceeds received from "Wefunder" financing in order to perform operations. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether proceeds from this future round will be sufficient to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WinSanTor, Inc. cash in hand is $31,888, as of December 2018. Over the last three months, revenues have averaged $99,626/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $232,176/month, for an average burn rate of $232,176 per month. Profitability will be dependent licensing our technology regionally or taking the drug to market. We intend to find a license partner by mid/late 2020.

The Company received a $2M grant (for 2 years) in late September (2018) that enables us to begin chemo-induced peripheral neuropathy studies. We also received a $3M grant (for 3 years) beginning in 2019.

We are now in several sites in Canada for our Phase 2. The Canadian studies funding has already been committed by the Canadian government. We are preparing for Phase 3 studies as we were informed by regulatory consultants that certain countries such as Japan and China may allow us to begin studies as soon as end of 2020. We are also in discussion with several companies, including in negotiations with companies in these countries, which includes licensing revenue.

We are in discussion with the EB-5 program (Immigrant Investor Program) about providing a loan to the company.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.winsantor.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

    Andrew Albertson
    Angela Hansen
    Lakshmi Kotra
    Paul Fernyhough
    Stanley Kim
    Stanley Kim

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird SAFE (Simple Agreement for Future Equity)

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Andrew Albertson

    Angela Hansen

    Lakshmi Kotra

    Paul Fernyhough

    Stanley Kim

    Stanley Kim

  Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WinSanTor, Inc.

By

Stanley Kim

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

legal name:

> legal name

title:

> Title

date of birth:

> mm/dd/yyyy

SIGN

Stanley Kim
Founder
2/26/2020

Pending Signatures

Andrew Albertson - aalbertson@winsantor.com 🗑 ✉

Diana Ciraulo - diana@startengine.com 🗑 ✉

Invite Others to Sign

Angela Hansen (ahansen@winsantor.com)   INVITE

Lakshmi Kotra (lkotra@winsantorbio.com)   INVITE

Paul Fernyhough (pfernyhough@winsantorbio.com)   INVITE

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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WINSANTOR, INC.

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

January 30, 2020

WINSANTOR, INC.
UNAUDITED FINANCIAL STATEMENTS
TABLE OF CONTENTS
_____

CONSOLIDATED FINANCIAL STATEMENTS

Independent Accountant's Review Report	1
Consolidated Balance Sheet – December 31, 2018 and 2017	2
Consolidated Income Statement – For the Years Ended December 31, 2018 and 2017	3
Consolidated Statement of Stockholders' Equity – For the Years Ended December 31, 2018 and 2017	4
Consolidated Statement of Cash Flows – For the Years Ended December 31, 2018 and 2017	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A – Organization and Nature of Activities	6
Note B - Summary of Significant Accounting Policies	6
Note C – Leases	7
Note D – Income Taxes	7
Note E – Notes Payable	8
Note F – Stockholders' Equity	8
Note G – Related Party	10
Note H – Concentrations of Risk	10
Note I – Prior Year Adjustments	10
Note J – Subsequent Events	10



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of:
Winsantor, Inc.
7220 Trade St #370
San Diego, CA 92121

We have reviewed the accompanying balance sheet of Winsantor, Inc. (a C Corporation) as of December 31, 2018, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. The financial statements of Winsantor, Inc. as of December 31, 2017 prior to adjustment were reviewed by us, report dated September 18, 2018, stated that based on procedures, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We also reviewed the adjustments described in Note I that were applied to restate the 2017 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustments described in Note I that were applied to restate the 2017 financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112
January 30, 2020

Heather Kearns

WINSANTOR, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 & 2017

_____

ASSETS

CURRENT ASSETS		2018		2017
Cash	$	31,888	$	109,627
Accounts Receivable		-		1,577
Other Current Assets		1		1,046
TOTAL CURRENT ASSETS		31,888		112,250
NON-CURRENT ASSETS				
Deposits		3,611		3,984
TOTAL NON-CURRENT ASSETS		3,611		3,984
TOTAL ASSETS	$	35,500	$	116,234

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		2018		2017
Accounts Payable	$	1,378,784	$	189,596
Interest Payable		5,282		-
Other Current Liabilities		2,436		30,869
TOTAL CURRENT LIABILITIES		1,386,502		220,465
NON-CURRENT LIABILITIES				
Convertible Debt		325,000		-
TOTAL NON-CURRENT LIABILITIES		325,000		-
TOTAL LIABILITIES		1,711,502		220,465
SHAREHOLDERS' EQUITY				
Common Stock (15,468,000 shares issued and outstanding, $0.0001 par value)		1,547		1,547
Preferred Stock (1,013,466 shares issued and outstanding, $0.0001 par value)		101		73
Additional Paid in Capital		1,737,099		1,216,995
Cumulative Translation Adjustment		28,900		(3,964)
Retained Earnings		(3,443,649)		(1,318,882)
TOTAL EQUITY		(1,676,002)		(104,231)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	35,500	$	116,234

WINSANTOR, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____

	2018	2017
Operating Income		
Grant Income	$ 1,051,335	$ 1,548,676
Other Income	130,233	9,594
Total Income	1,181,568	1,558,270
Cost of Sales	-	-
Gross Profit	1,181,568	1,558,270
Operating Expense		
Research and Development	2,296,498	1,446,945
Employee Compensation	541,455	362,868
Legal and Professional Fees	221,370	219,932
General and Administrative	74,722	63,891
License Fees	75,000	50,000
Stock Compensation	55,133	38,062
Travel	51,825	22,764
Contractors	50,970	32,969
Loss on Conversion of Preferred Shares	-	285,065
Charitable Contributions	-	50,000
Bad Debt	-	8,505
Taxes	(70,923)	(168,163)
Total Operating Expenses	3,296,050	2,412,838
Net Income from Operations	(2,114,482)	(854,568)
Other Income (Expense)		
Interest Income	-	1
Interest Expense	(10,285)	(15,825)
Total Other Income (Expense)	(10,285)	(15,824)
Net Income	$ (2,124,767)	$ (870,392)

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____

	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, Dec 31 2016	**1,547**	**-**	**6,000**	**6,166**	**(448,490)**	**(434,777)**
Net Loss					(870,392)	(870,392)
Preferred Stock Issued (224,372 shares issued)		22	361,841			361,863
Debt conversion to preferred stock (501,389 shares issued)		51	811,092			811,143
Stock-based compensation			38,062			38,062
Other Comprehensive Income				(10,130)		(10,130)
Balance, Dec 31 2017	**1,547**	**73**	**1,216,995**	**(3,964)**	**(1,318,882)**	**(104,231)**
Net Loss					(2,124,767)	(2,124,767)
Preferred Stock Issued (1,013,466 shares issued)		28	464,971			464,999
Stock-based compensation			55,133			55,133
Other Comprehensive Income				32,864		32,864
Balance, Dec 31 2018	**1,547**	**101**	**1,737,099**	**28,900**	**(3,443,649)**	**(1,676,002)**

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) for The Period	$ (2,124,767)	$ (870,392)
Stock Based Compensation Expense	55,133	38,062
Loss on Conversion of Convertible Debt	-	285,065
Bad Debt Expense	-	8,505
Change in Assets and Liabilities		
Change in Receivables	1,577	151,279
Change in Prepaid Expenses	1,045	(1,155)
Change in Payables	1,227,528	46,477
Change in Interest Payable	5,282	(63,056)
Change in Other Accrued Liabilities	(28,433)	18,857
Net Cash Flows From Operating Activities	(862,635)	(386,358)
Cash Flows From Investing Activities		
Facility Deposits	373	2,160
Net Cash Flows From Investing Activities	373	2,160
Cash Flows From Financing Activities		
Proceeds from Issuance of Convertible Notes	325,000	15,000
Proceeds from Sale of Preferred Stock	465,000	437,940
Net Cash Flow From Financing Activities	790,000	452,940
Cash at Beginning of Period	109,627	44,191
Net Increase (Decrease) in Cash	(72,262)	68,742
Effect of Exchange Rate on Cash	(5,477)	(3,306)
Cash at End of Period	$ 31,888	$ 109,627
Supplemental Disclosures:		
Debt Converted into Preferred Shares		450,000
Accrued Interest Converted into Preferred Shares		76,027

WINSANTOR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Winsantor, Inc. ("the Company") is a lean San Diego clinical-stage company focused on the accelerated development of first-in-class therapies to prevent and reverse peripheral neuropathy.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital to fund ongoing clinical trials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"

Going Concern and Management's Plan - The Company's financial statements are prepared using U.S. GAAP and are subject to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company faces certain risks and uncertainties. Our long-term success depends on the successful development of our lead drug. Product development is very expensive and involves a high degree of uncertainty and risk, including obtaining regulatory approval from the FDA and/or foreign regulatory agencies.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to sub-lessee. Management reviews open receivables and records an allowance for doubtful accounts if collectability is no longer reasonably assured. No allowance was recorded in 2018. In 2017 we recorded an allowance of $8,505.

Other Receivables consists of grant revenue realized and not received.

Revenue Recognition

Grant revenues are recorded in the period in which grant expenditures occur.

R&D Costs

R&D Costs make up the majority of The Company's expenses and are expensed in accordance to GAAP.

Stock-Based Compensation

The Company accounts for the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award, determined on the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company estimates forfeitures at the time of grant and makes revisions, if necessary, at each reporting period if actual forfeitures differ from those estimates.

NOTE C- LEASES

The Company leases a portion of an office building used by the Company in the ordinary course of business. The Company's lease obligation does not meet the criteria for "capital lease" treatment under GAAP, therefore it is not recognized as liabilities on the Company's balance sheets.

Future minimum payments by category of lease are as follows:

	2019	2020	2021	2022
Buildings	$43,892	45,230	26,839	-

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after-tax year 2038. The Company's 2015 federal tax filing will be subject to review by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022.

The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2015, 2016, 2017 and 2018 will be subject to review by that State until the expiration of the statutory period in 2020, 2021, 2022 and 2023, respectively.

NOTE E- NOTES PAYABLE

The Company has convertible notes ("the Notes") that accrue interest and have twenty-four-month terms, with the earliest commencing in May of 2018. Interest rates vary between 6-7% for a majority of the notes with the exception of one note that has a flat interest fee of $7,000. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing. As of December 31, 2018 there were notes outstanding with a principal balance of $325,000 and accrued interest of $5,282.

In 2017, The Company opened a preferred stock round of financing at a $25M valuation. At that time, $450,000 of debt and $76,027 in interest converted to preferred shares. The convertible debt had a valuation cap lower than $25M and therefore created a loss upon conversion of $285,065.

NOTE F- STOCKHOLDERS' EQUITY

The Company's equity consists of Common and Preferred shares. There are 15,468,000 Common Shares outstanding as of December 31, 2018 and 2017. In 2017, the Company opened a Preferred stock round of financing at a $25M valuation. The Company issued 287,705 preferred shares in 2018 for proceeds of $437,940 and 725,761 preferred shares in 2017 for cash proceeds of $360,000 and debt conversion of $450,000 plus accrued interest of $76,027.

Stock options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2016	1,575,000	$0.0967	2.95
Granted	-	$0.1667	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2017	1,575,000	$0.0967	1.95
Exercisable, December 31, 2017	806,250	$0.0527	
Granted	180,000	-	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2018	1,755,000	$0.1257	1.55
Exercisable, December 31, 2018	1,170,833	$0.0774	

In 2018, the Board of Directors approved the grant of 180,000 options to employees of the company, in accordance with the terms of the 2014 Stock Option Plan. The options will vest over four years. One-quarter of the options will vest on the one-year anniversary of the grant date. Thereafter, 1/48 of the shares will vest on a monthly basis measured from the vesting start date.

There were no options granted during the year ended December 31, 2017. The fair value of each stock option granted during the year ended December 31, 2018 was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	December 31, 2018
Risk-Free Interest Rate Range	2.13 – 2.57%
Expected Life	4.0 Years
Vesting Period	0 – 1 Year
Expected Volatility	413%
Expected Dividend	-
Forfeiture Rate	-
Fair Value Range of Options at Grant Date	$0.38

Significant assumptions utilized in determining the fair value of our stock options included the volatility rate, estimated term of the options and risk-free interest rate. The volatility rate was calculated based upon our historic option value and the compounded rate of return. The term of the options was assumed to be four years, which is the contractual term of the option agreement. The risk-free rate was determined utilizing the treasury rate with a maturity equal to the estimated term of the option grant. We did not calculate a forfeiture rate as we do not expect any changes to our operations and personnel at this time.

For the years ended December 31, 2018 and 2017, the Company recorded stock-based compensation expense of $55,133 and $38,062, respectively.

NOTE G- RELATED PARTY

In 2018, The Company had a related party transaction in which it received $125,000 in revenue for services related to Glaucoma research from NGoggle, Inc. The Company's CEO also serves on the Board of NGoggle, Inc. The Company was asked to perform this work as Glaucoma is optic neuropathy and the Company is a leader in the neuropathy field.

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- PRIOR YEAR ADJUSTMENTS

The Company made prior year adjustments to account for the conversion of Convertible Debt at the time of the equity round was valued. This correction increased expenses by $288,829 in 2017, primarily to account for the economic loss due to a valuation cap on the convertible debt. This correction also reduced our liabilities by $526,027 for the relief of Convertible Debt and increased our preferred shares and additional paid in capital by $811,143.

NOTE J- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.

In May of 2019, the Board of Directors approved stock option grants of 135,000 NSO and 115,000 ISO. As of December 31, 2019, 70,000 ISO's have been cancelled.

Andrew Albertson Work History

Controller, WinSanTor
August 2016 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

VP Finance, The Coast Creative
March 2018 - Present
Coast Creative is a San Diego digital marketing agency with operations in California and North Carolina. Through expert strategy and management of your digital footprint, they aim to make real, quantifiable differences for businesses they support.

Controller, Theragene Pharmaceuticals
June 2014 - Present
Theragene Pharmaceuticals aims to create life-changing cancer and cardiology treatments through the development of our novel immunotherapy and Adeno-Associated Virus (AAV) gene therapy platforms. As a company operating in both the US and Asia, they aim to deliver unique product development models, utilizing the strengths of each region, while delivering safe, effective treatments.

Angela Hansen Work History

Vice President, Program Management and Regulatory Affairs, WinSanTor, Inc
2016 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

Rugen Therapeutics, Inc, Sr. Director of Program and Alliance Management
May 2016 - November 2017
Rugen Therapeutics, Inc. is a start-up biotechnology company focused on the development of novel treatments for unmet CNS disorders and funded by the F-Prime Biomedical Research Initiative (FBRI)

Lakshmi Kotra Work History

Professor of Medicinal Chemistry, Leslie Dan Faculty of Pharmacy, University of Toronto
July 2017 - Present
Leslie Dan Faculty of Pharmacy, University of Toronto is Canada's largest pharmacy school and has a world class reputation in education and research. The research conducted by students, faculty, research associates and postdoctoral fellows at the Leslie Dan Faculty of Pharmacy focuses on drugs and medications.

Toronto General Research Institute, University Health Network
Senior Scientist
February 2016 - Present
Scientist
February 2006 - February 2016
Toronto General Hospital Research Institute (TGHRI) is a leader in innovative biomedical research: its researchers discovered insulin, created the first cardiac pacemaker and developed new lung repair techniques, among many other novel approaches. TGHRI is the research arm of Toronto General Hospital and focuses on multidisciplinary research that reflects and supports the medical programs of the hospital. Research areas include cardiovascular disease, transplantation, regenerative medicine, diabetes, infectious diseases, autoimmunity disorders, psychosocial care and health systems. TGHRI research laboratories and facilities are primarily located at Toronto General Hospital, the Max Bell Research Centre and the MaRS Centre.

Paul Fernyhough Work History

Professor in Neuroscience, St.Boniface Hospital, Winnipeg, Manitoba, Canada
Winsantor, Inc
February 2004 - Present

St. Boniface Hospital, a work of charity of the Sisters of Charity of Montreal "Grey Nuns", is a Catholic tertiary health care facility affiliated with the University of Manitoba. As one of Manitoba's largest health care facilities, St. Boniface maintains a campus comprised of more than 180 departments and services, located in seven separate buildings and situated on 20 acres of land. It also operate several satellite facilities located at off campus sites, and maintains close relationships with other health facilities and well as the health facilities and agencies of the Grey Nun network.

Stanley Kim Work History

Co-founder nGoggle
September 2015 - Present
NGoggle's goal is to promote neurodiagnostics and treatment with non-invasive BCI. They envision wearable BCI systems to monitor and expedite the diagnosis and treatment of neurodegenerative diseases.

Cofounder WinSanTor
December 2011 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

Stanley Kim Work History

Co-founder nGoggle
September 2015 - Present
NGoggle's goal is to promote neurodiagnostics and treatment with non-invasive BCI. They envision wearable BCI systems to monitor and expedite the diagnosis and treatment of neurodegenerative diseases.

Cofounder WinSanTor
December 2011 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.